BUSINESS LEGAL ADVISORS, LLC 14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

May 28, 2021

Steve Lo, Staff Accountant

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, DC 20549

Re:	GRASS QOZF, Inc.
Amendment No. 5 to Offering Statement on Form 1-A Filed April 16, 2021 File No. 024-11204

Dear Mr. Low:

We are in receipt of your letter dated April 23, 2021, setting forth certain comments to Amendment No. 5 to the Offering Statement on Form 1-A which was filed on April 16, 2021 by GRASS QOZF, Inc., a Nevada corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Amendment No. 5 to Offering Statement on Form 1-A

Index to Financial Statements, page F-1

1.	Please revise your interim financial statements for the six months ended December 31, 2020 to include the corresponding period of the preceding fiscal year (i.e. July 24, 2019 to December 31, 2019). In addition, provide a statement in your notes to interim financial statements that in the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included. Refer to Part F/S (b)(5) of Form 1-A.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 6 to the Form 1-A which includes the amendments revisions to the interim financial statements for the six months ended December 31, 2020, as requested.

2.	We note your interim financial statements refer to accountants' compilation report. Compilation reports are not appropriate in any filings, because the association of the accountant provides no basis for reliance. Please revise to provide interim financial statements that comply with Article 8 of Regulation S-X. Refer to Part F/S (b)(5) and (c) of Form 1-A.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 6 to the Form 1-A which eliminates the accountants’ complilation report, as requested.

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely, /s/ Brian Higley Outside Legal Counsel

cc:     Don Harmer, CEO